Exhibit 99.1

Press Release

EUROAPI listing on Euronext Paris expected on May 6, 2022

•	French AMF approved EUROAPI’s listing prospectus
•	EUROAPI first day of trading expected to occur on May 6, 2022 subject to the approval of the Distribution by the Ordinary and Extraordinary Shareholders’ Meeting to be held on May 3, 2022
•	Sanofi will host today a dedicated Capital Markets Day at 1:30 pm CET to present EUROAPI’s business in greater detail
•	The Distribution ratio will be one (1) EUROAPI share per twenty three (23) Sanofi shares
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After the Distribution, Sanofi has confirmed its intention to hold circa 30% of the share capital and voting rights of EUROAPI, and EPIC Bpifrance, acting on behalf of the French State under the French Tech Sovereignty Convention of December 11, 2020, would hold 12% of the share capital and voting rights of EUROAPI and circa 58% of EUROAPI’s shares will be distributed via a dividend in kind. L’Oréal, Sanofi’s largest shareholder, has committed to a lock-up period of 1 year following the settlement of the Distribution, i.e., May 10, 2022

Paris, April 1, 2022. Sanofi announced today that the French Autorité des marchés financiers (AMF) has approved the listing prospectus prepared by EUROAPI in connection with the intended listing of its shares on the regulated market of Euronext Paris.

On March 17th, 2022, Sanofi’s Board of Directors unanimously decided to submit for approval to its shareholders the proposed distribution in kind (the “Distribution”) of EUROAPI shares, via an additional extraordinary dividend, exclusively in kind, in addition to the previously proposed €3.33 cash dividend per Sanofi share. The Distribution relates to circa 58% of the share capital and voting rights of EUROAPI. In connection with the proposed Distribution, EPIC Bpifrance has agreed to purchase 12% of EUROAPI shares1 from Sanofi, which confirmed its intention to hold circa 30% of the share capital and voting rights of the company after the Distribution.

The Distribution by Sanofi to its shareholders of EUROAPI shares in the form of an additional extraordinary dividend, exclusively in kind, is subject to the shareholders’ approval at Sanofi’s May 3, 2022 Ordinary and Extraordinary Shareholders’ Meeting.

Subject to certain customary exceptions, the following lock-up periods have been agreed:

•	2 years for Sanofi and EPIC Bpifrance following the settlement and delivery of the EUROAPI shares to be sold to EPIC Bpifrance; and
•	1 year for L’Oréal, Sanofi’s largest shareholder and for Karl Rotthier, CEO of the Company, following the settlement of the Distribution.

Main features of the Distribution are as follows:

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The Distribution ratio will be one (1) EUROAPI share per twenty three (23) Sanofi shares. No fractional EUROAPI shares will be issued. Any right to receive a fractional share will not be tradable or transferable. Consequently, when the amount of the Distribution to which a Sanofi shareholder is entitled does not correspond to a whole number of EUROAPI shares (i.e., less than twenty three (23) or a multiple of twenty three (23) Sanofi shares), the shareholder will receive the immediately lower number of EUROAPI shares, plus a cash payment for the whole of the balance arising from the price at which EUROAPI shares corresponding to fractional shares were sold. Each financial intermediary will sell the shares corresponding to the fractional shares of its entitled clients. As a result, the amount of the cash balance may vary depending on the shareholder’s financial intermediary;

1 EPIC Bpifrance has agreed to purchase 12% in EUROAPI shares from Sanofi for up to €150 million, with the acquisition price to be determined based upon the thirty day volume weighted average trading price (“VWAP”) of EUROAPI’s shares on Euronext Paris, starting on the first day of trading.

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•	The technical reference price of EUROAPI shares is expected to be announced on May 5, 2022 by Euronext Paris after market close;
•	The admission to trading of the EUROAPI shares and the ex-date (détachement) of the Distribution will occur at 9.00 am (CET) on May 6, 2022;
•	The record date (the date on which positions are closed) for Sanofi shares to be eligible to the Distribution is scheduled on May 9, 2022;
•	Payment of the Distribution (delivery and book-entry of the allocated EUROAPI shares) will take place on May 10, 2022.

Following the Distribution and the purchase of 12% of EUROAPI shares by EPIC Bpifrance, the Sanofi group will no longer control EUROAPI, resulting in a slightly accretive impact on Sanofi 2022 business operating income (BOI) margin2.

Documents related to Sanofi shareholders’ meeting will be made available on April 11, 2022 on the Sanofi dedicated web page.

Investors are invited to read EUROAPI’s press release, issued concurrently and available on EUROAPI’s website announcing the AMF’s approval of its prospectus, and the listing prospectus in order to fully understand the potential risks and rewards associated with any decision to invest in EUROAPI shares. EUROAPI draws attention to the risk factors contained in Chapter 3 and Section 22.2 of the listing prospectus. The occurrence of one or more of these risks may have a significant adverse effect on the business, reputation, financial condition, results of operations or prospects of EUROAPI, as well as on the market price of EUROAPI’s shares.

For information on the tax treatment of the Distribution, shareholders are invited to read Paragraph 22.1.6 of the listing prospectus.

Copies of the French-language listing prospectus, approved by the AMF on March 31, 2022 under number 22-076, are available free of charge and on request from EUROAPI at EUROAPI’s registered office, 15 rue Traversière, 75012 Paris, France, as well as on the websites of the AMF (https://www.amf-france.org), Sanofi (https://www.sanofi.com) and EUROAPI (listing.euroapi.com). An English-language information document for non-French resident shareholders of Sanofi is also available on Sanofi’s and EUROAPI’s website.

BNP Paribas, BofA Securities Europe SA, and J.P. Morgan SE are acting as Lead ECM Advisors to EUROAPI and Sanofi and Crédit Agricole Corporate and Investment Bank, Deutsche Bank, Natixis SA and Société Générale are acting as Other ECM Advisors in the contemplated listing. Rothschild & Co. is acting as independent financial adviser to Sanofi and EUROAPI. Jones Day is acting as a legal advisor to EUROAPI and Sanofi in connection with the Distribution, and White & Case as legal advisor to the Lead ECM Advisors.

Capital Markets Day details

Today, Sanofi will host a EUROAPI-dedicated Capital Markets Day at 1:30 pm CET and will cover the following topics:

•	Execution of the Play to Win strategy with the spin-off of EUROAPI
•	Main features of the Distribution
•	Sanofi’s long-term commitment to EUROAPI: strong business relationship and future ownership structure alongside with EPIC Bpifrance
•	EUROAPI’s deconsolidation impact for Sanofi
•	Presentation of EUROAPI, including its business model, strategy and guidance.

For background slides and webcast information, please refer to the following link on Sanofi website: https://www.sanofi.com/en/investors/financial-results-and-events/investor-presentations/Capital-Markets-Day-on-Euroapi-Webinar-2022 .

2 Business Operating Income margin is a non GAAP indicator, for a definition see Form 20-F 2021 Item 5 A.1.5. 2/ p55.

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About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

investor.relations@sanofi.com

France: + 33 1 53 77 45 45 | U.S.: + 1 908 981 5560

Shareholders hotline

France : + 33 8 05 29 21 06

International : + 33 9 86 87 80 65

Notice

This press release is intended for information purposes only and does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended (the “Prospectus Regulation”), and shares of EUROAPI will be distributed in circumstances that do not constitute “an offer to the public” within the meaning of the Prospectus Regulation. This press release constitutes an advertisement for the purposes of the Prospectus Regulation relating to the intention of EUROAPI to proceed with its proposed listing on the regulated market of Euronext Paris (the “Admission”). This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in France, the United Kingdom, the United States of America, Canada, Australia, Japan or any other jurisdiction. No communication and no information in respect of the dividend distribution of the shares of EUROAPI (the “Shares”) may be sent to the public in any jurisdiction where a registration or approval is required. Any distribution of the Shares may be subject to specific legal or regulatory restrictions in certain jurisdictions. Neither Sanofi nor EUROAPI assumes any responsibility for any violation of any such restrictions by any person. Further details about the Admission are included in the listing prospectus issued by EUROAPI (the “Prospectus”). Investors should read the Prospectus in order to fully understand the potential risks and rewards associated with any decision to invest in the Shares, including the risk factors included in the Prospectus. The approval of the Prospectus by the French Autorité des marchés financiers (AMF) should not be understood as an endorsement of the quality of the Shares and/or EUROAPI, including its financial position.

The ECM Advisors are acting exclusively for EUROAPI and Sanofi and no one else in connection with the contemplated distribution and listing and will not regard any other person as their respective clients and will not be responsible to anyone other than EUROAPI and Sanofi for providing the protections afforded to their respective clients in connection with any distribution of shares of EUROAPI or otherwise, nor for providing any advice in relation to the distribution of shares, the content of this press release or any transaction, arrangement or other matter referred to herein. None of the ECM Advisors or any of their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the accuracy or completeness of the information in this press release (or whether any information has been omitted from this press release) or any other information relating to EUROAPI, Sanofi, their respective subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

Notice to holders of American Depositary Receipts (“ADRs”)

As the record holder for all Sanofi shares represented by ADRs, JP Morgan, as Depositary, will receive shares of EUROAPI in the Distribution on behalf of Sanofi’s ADR holders. The Depositary has deemed that the distribution of EUROAPI shares to ADR holders is not feasible. Accordingly, pursuant to the terms of the deposit agreement between the Depositary, Sanofi and the owners and beneficial owners of American Depositary Receipts, the Depositary will sell the EUROAPI shares and distribute the net cash proceeds of the sale to ADR holders on the relevant record date.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things Sanofi’s and EUROAPI’s ability to benefit from external growth opportunities, to complete related transactions (notably the planned distribution of 58% of EUROAPI share capital and its listing on the regulated market of Euronext Paris) and/or obtain regulatory clearances, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 and recent armed conflicts will have on us, our customers, suppliers, vendors,

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and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 or recent armed conflicts on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements

Rounding

Certain calculated figures (including data expressed in thousands or millions) and percentages presented in this press release have been rounded. Where applicable, the totals presented in this this press release may slightly differ from the totals that would have been obtained by adding the exact amounts (not rounded) for these calculated figures. They may also differ from the figures that are not rounded presented in the Prospectus.

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